SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Webcast presentation regarding 2010 results.

February 24 th 2011 Fourth Quarter & Full Year 2010 Results WEBCAST – CONFERENCE CALL February 24 th , 2011 Antonio Brufau CEO

1 Disclaimer

2 Agenda Strategy Achievements Main Operational Highlights 4Q 2010 and Annual Results Financial Overview 2011 Outlook and Strategy Update

3 Agenda Strategy Achievements Main Operational Highlights 4Q 2010 and Annual Results Financial Overview 2011 Outlook and Strategy Update

Strategy Achievements in 2010
• Organic production growth of 3%
• Reserve replacement ratio: 131%
• 925 M$ Exploration Investments
Upstream
Transformation of the Upstream business
• Progress in refining projects (to be on stream
in 4Q 2011)
• 71% of total investment budget already spent
Best-in-class Assets
Downstream

Strategy Achievements in 2010
• Working on the objectives set in the 2010 – 2014
framework
• Progress in enhancing financial structure
Creating a vertically integrated leader in gas and power
• Liquids prices moving towards import parity
• Contention of oil decline
Capturing the hidden value of YPF
• Divestments in 2010: Repsol Brazil, REFAP,
YPF and CLH, among other minor divestments
Portfolio management

6 0 2 4 6 2009 2010 Financial Position (Net Debt)* Strategy Achievements in 2010 4.9 1.7 Billion € (*) Ex-Gas Natural Fenosa

7 Agenda Strategy Achievements Main Operational Highlights 4Q 2010 and Annual Results Financial Overview 2011 Outlook and Strategy Update

8 Main Operational Highlights Upstream: Exploration

Main Operational Highlights
Upstream: Developments (I)
Brazil
• Presence of hydrocarbons at Creal B
(Albacora Leste block)
• Guara, Carioca and Piracuca appraisal wells
drilled successfully, confirming the great
potential of these discoveries
Peru
• On-going appraisal activities in Kinteroni
• Kinteroni-2 proved positive
• First gas on stream in 2012

Main Operational Highlights
Upstream: Developments (II)
Gulf of Mexico
• Buckskin-2 drilling suspended by BOEMRE
• In Shenzi, drilling operations resumed for water
injection
Bolivia
• FID of Phase 1 of Margarita Field
• First gas output of Phase 1 in 2012
Venezuela
• Award of Carabobo provides access to heavy oil
reserves for Spanish refining system
• Cardon IV Appraisal Plan approved
• Perla 2 and Perla 3 wells drilled in 2010; Perla 4
is currently under evaluation
• Cardon IV first gas production on stream in 2014

Main Operational Highlights
LNG: Year of consolidation
• Start in June 2010
• Volumes and margins boosted
• Earnings increased
• Construction work on the third storage tank
was completed in April, after 2010 ramp up.
• In 2010, the terminal received 25 cargoes: 17
from T&T, 1 from Peru LNG, 6 spot and 1
from the agreement with Qatargas.
• During the winter months, the plant
regasification volumes peaked at 0.8 TBtu/d.
• Repsol supplied 8 cargoes during 2010
Peru LNG
Canaport
Argentina
Korea
• 15-month LNG supply agreement between
Repsol and Kogas.
• Shipment of 1.9 bcm of gas equivalent to
Korea from the Peru LNG terminal.
• First LNG contract in the Far East,
reinforcing Repsol’s global position in
liquefied natural gas marketing.

Note: R&M margin calculated as CCS/LIFO-Adjusted operating profit of the R&M Segment divided by the total volume of crude processed  (excludes petrochemical business)
(1) 14-peer-group including Majors, integrated oil companies and R&M independents. In 2010, 13-peer-group: 4Q of Cepsa not available yet.
Main Operational Highlights
Downstream: One of the highest integrated margins in the sector
0
-5
5
10
2008
$/bbl
2009 2006
2005
2007
2010
(1)

• Minor gap with Import
Parity prices at the pump
Main Operational Highlights
YPF: Moving Forward. Main Drivers 2010
• Crude Oil production stabilization
0
50
100
150
200
250
300
350
2004 2005 2006 2007 2008 2009 2010
-10%
-5%
-1,6%
Kbbl/d

14 Main Operational Highlights YPF: Moving Forward. Value Creation (I)

Main Operational Highlights
YPF: Moving Forward. Value Creation (II)
•
4 wells were drilled with initial production of 100,000
m3/day of gas per well
•
Estimated resource base of 4.5 TCF in the Southern part
of Loma La Lata.
TIGHT GAS SHALE GAS AND OIL
(*) Last in initial test phase
Several vertical wells drilled in Vaca Muerta formation
have confirmed oil and gas resources. Oil production
level 200-400 bbl/d.
Backen and Eagle Ford basins in the US would be
good analogous to some of our findings.

16 Agenda Strategy Achievements Main Operational Highlights 4Q 2010 and Annual Results Financial Overview 2011 Outlook and Strategy Update

17 Results CCS Adjusted Operating Income 4715 2761 0 1000 2000 3000 4000 5000 FY 09 FY 10 Million € 1056 750 0 500 1000 1500 4Q 09 4Q 10 Million €

18 2032 1296 0 1000 2000 3000 FY 09 FY 10 Million € Results CCS Adjusted Net Income 499 241 0 100 200 300 400 500 4Q 09 4Q 10 Million €

225
122
361
(52)
11
35
20
0
100
200
300
400
4Q09 Price effect net
of taxes
Volume Exploration
Costs
Exchange rate Depreciation &
Others
4Q10
4Q 2010 Upstream
Adjusted Operating Income
Million €
+60%

884
1473
606
243
(137)
(168)
45
0
500
1000
1500
2000
2009 Price effect
net of taxes
Volume Exploration
Costs
Exchange
rate
Depreciation
& Others
2010
2010 Results Upstream
Adjusted Operating Income
Million €
+67%

95 17 42 7 106 164 (103) 0 100 200 300 4Q09 Refining Activity Marketing Chemical Exchange rate Others 4Q10 4Q 2010 Downstream CCS Adjusted Operating Income Million € +73%

647 99 977 34 277 39 (119) 0 500 1000 1500 2009 Refining Activity Marketing Chemical Exchange rate Others 2010 2010 Results Downstream CCS Adjusted Operating Income Million € +51%

331
143
52
21
371
42
(145)
(73)
0
100
200
300
400
500
600
4Q09 Price increases
in domestic
markets
Export prices &
international price
related products
net of taxes
Volume sales &
Purchases
Gas Costs Others 4Q10
4Q 2010 YPF
Adjusted Operating Income
Million €
+12%

789
762
40
58
1625
(353)
(42)
394
(23)
0
500
1000
1500
2000
2500
2009 Price
increases in
domestic
markets
Export prices
&
international
price related
products net
of taxes
Volume sales
& Purchases
Gas Costs Exchange
Rate
Others 2010
2010 Results YPF
Adjusted Operating Income
Million €
+106%

185 214 0 50 100 150 200 250 4Q 09 4Q 10 Million € Gas Natural Adjusted Operating Income 745 849 0 200 400 600 800 2009 2010 Million €

Agenda Strategy Achievements Main Operational Highlights 4Q 2010 and Annual Results Financial Overview 2011 Outlook and Strategy Update

Financial Overview Dividend Evolution (*) (*) Interim Dividend announced in November and final figure pending on AGM approval. €/share 0. 2 0. 4 0. 6 0. 8 1. 0 1. 2 0.6 0.72 1.0 1.05 0.85 1.05

Agenda Strategy Achievements Main Operational Highlights Macro Situation 4Q 2010 and Annual Results Financial Overview 2011 Outlook and Strategy Update

2011 Drilling Schedule Upstream Intensive exploratory activity

Strategy Update Updates on Key Projects in Upstream

Strategy Update Upstream updated targets

Main Operational Highlights
Repsol LNG: Optimization & Operational Efficiency
Projects Delivery: Canaport & Peru LNG
•
Fulfillment of commitments: projects start-up on time within budget
•
20 cargoes delivered from Peru LNG and shipped to Europe, Far East, North
America & other markets
•
New supply deals with Qatargas and Kogas
•
2011, start-up of EnCana´s delivery & Manzanillo Regas start-up
New Brunswick
Maine
VT
Wright
Waddington
Pittsburg
Cumberland
Dracut
RI
NH
MA
CT
Shelton
Beverly
Brookfield
Philipsburg
Leidy
Boston
(Everett)
New York
– Regasification plant in Canada
– Start- up: 3Q 2009
– Running on excellent operation
conditions
– Capacity: 10 Bcma
Peru LNG
(Peru)
– Integrated LNG project in
Peru
• Most competitive
location for access to
East coast of Pacific
Basin
– Start-up: 2Q 2010
– Capacity: 6 Bcma
Canaport
(Canada)

Strategy Update Downstream delivering projects on time within budget

% Middle
distillates yield
Privileged middle-distillates position
Middle distillates yields by
company
The conversion projects enhance Repsol’s position in the European Downstream
Best-in-class Downstream assets in a premium domestic market, will allow Repsol to achieve an additional margin
1. % Yield after growth projects
Source: WoodMackencie
60
Strategy Update
Downstream: Refining strengths aligning with market drivers
40

US$ M
Average Dividend paid to Repsol YPF EBITDA
Self-financed capex plan and dividend payments
EBITDA and dividends paid by YPF to Repsol
Strategy Update
YPF: Resilience and Financial Discipline within Repsol
Portfolio
0
1000
2000
3000
4000
5000
2003 2004 2005 2006 2007 2008 2009 2010

2011 Highlights
Downstream
YPF
Capex
Upstream
Exploration: Strong activity (Brazil, Guyana, Cuba, Norway,
Liberia, Morocco, Libya, Bolivia, Colombia, U.S.A.)
Development: focus on project delivery
Growth Projects on time
Expected global increase in demand.
Focus on non conventional resources and on conventional crude production
Results should continue improving and will beat challenging costs
Improvement in enhance the recovery factor
6.0 B€ (ex Gas Natural)
Corporate
Tax Rate
41% (depending on macro variables and businesses performance)
~
_
~
_

Commitment to maintain strong operational performance and
financial discipline to deliver the next wave of profitable growth
Strategy Update
Financial Outlook and guidelines
(1) Assumed scenario:  Brent crude price: 79.50$/bbl (av.2010), 85.0$/bbl (2011E), 90$/bbl (2014E); Henry hub price: 4.40$/Mmbtu (av. 2010), 5.10$/Mmbtu
(2011E), 5.5 $/MMBtu (2014E); NWE Brent cracking margin: 2.28 $/bbl (av. 2010),  3.32  $/bbl (2014E); Exchange Rate 1.35 $/€ post 2010. (2) Includes net financial expenses (3) Includes divestment of YPF to 51% and other non-core assets  (4) Consolidating Gas Natural Fenosa under equity method, cash available for dividends, minority interest and debt would be around 10 B€  (5) Additional working capital in relation to original Strategic Update 2010 - 2014

Under the assumed scenario, cash generated will allow us to fund investments, increase dividends and improve the leverage ratio
Portfolio
Optimization
Geographical Balance
Core Assets consolidation
Sound financial
position
Strong balance sheet to fund future growth
Large and stable dividend from YPF and Gas Natural
Positioned for growth
Accomplishing the transformation of Repsol Upstream into the Group’s growth engine through key attractive current projects
Leverage on strong recent exploration track record to create value from current exploration pipeline
Benefit from enhanced best-in-class Downstream assets to capitalize market recovery
Summary

Summary

February 24 th 2011 Fourth Quarter & Full Year 2010 Results WEBCAST – CONFERENCE CALL February 24 th , 2011 Antonio Brufau CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 24th, 2011	By:	/s/ MIGUEL ANGEL DEVESA
		Name:	Miguel Angel Devesa
		Title:	Chief Financial Officer